                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        GENAISSANCE PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                   368 67W 105
                                 (CUSIP Number)

                                GINETTE DEPELTEAU
                                    SOFINOV,
                      SOCIETE FINANCIERE D'INNOVATION, INC.
                           1981 MCGILL COLLEGE AVENUE
                            MONTREAL, QUEBEC HCA 3C7
                                 (514) 847-5901

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               [OCTOBER 12, 2000]
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
-----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368 67W 105
----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.
----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) / / 1
                                                                                        (b) / / 2
----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*: WC
----------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                                      / / 3
----------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        MONTREAL, QUEBEC, CANADA
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7.      SOLE VOTING POWER:
OWNED BY EACH REPORTING PERSON            1,204,090 COMMON SHARES
WITH
                                  ------------------------------------------------------------------
                                  8.      SHARED VOTING POWER:
                                          -
                                  ------------------------------------------------------------------
                                  9.      SOLE DISPOSITIVE POWER:
                                          1,204,090 COMMON SHARES
                                  ------------------------------------------------------------------
                                  10.     SHARED DISPOSITIVE POWER:
                                          -
----------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,204,090 COMMON SHARES
----------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES              / / 4
----------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        5,33%
----------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 368 67W 105
----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.
----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) / / 5
                                                                                        (b) / / 6
----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*:  WC
----------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                                      / / 7
----------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        MONTREAL, QUEBEC, CANADA
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7.      SOLE VOTING POWER:
OWNED BY EACH REPORTING PERSON            1,204,090 COMMON SHARES
WITH
                                  ------------------------------------------------------------------
                                  8.      SHARED VOTING POWER:
                                          -
                                  ------------------------------------------------------------------
                                  9.      SOLE DISPOSITIVE POWER:
                                          1,204,090 COMMON SHARES
                                  ------------------------------------------------------------------
                                  10.     SHARED DISPOSITIVE POWER:
                                          -
----------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,204,090 COMMON SHARES
----------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               / / 8
----------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        5,33%
----------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2, dated October 12, 2000 is being filed jointly on behalf of Caisse de depot et placement du Quebec ("CDPQ") and by its wholly-owned subsidiary, SOFINOV, Societe financiere d'innovation, inc. ("Sofinov") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated October 12, 2000, between CDPQ and Sofinov, a copy of which is attached hereto as Exhibit 1.

ITEM 1.      SECURITY AND ISSUER.

             This Schedule 13D relates to the Common Stock of Genaissance Pharmaceuticals, Inc., a Connecticut corporation (the "Company"). The address of the principal executive offices of the Company is 5 Science Park, New Haven, Connecticut 06511.

ITEM 2.      IDENTITY AND BACKGROUND

             This Schedule 13D is filed jointly on behalf of CDPQ, a corporation without share capital and an agent of the Crown in right of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec, and Sofinov, a legal entity duly incorporated under part 1A of the Companies ACT (Quebec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

             The principal business address and the principal office address of each of CDPQ and Sofinov is 1981, Avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The name, business address, citizenship and present principal occupation of each director and executive officer of CDPQ and Sofinov are set forth on Schedule I.

             To the best knowledge of CDPQ and Sofinov, none of the persons listed on Schedule I has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             All the funds required to purchase the Initial Shares (as defined below) were obtained from the working capital of Sofinov.

ITEM 4.      PURPOSE OF TRANSACTION

             Pursuant to a recent transaction, dated September 13, 2000, Sofinov acquired beneficial ownership of 1,204,090 shares of Common Stock of Genaissance.

             Except as specifically set forth in this Item 4, neither CDPQ nor Sofinov has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through
             (e) of Item 5 of Schedule 13D, although either of them may develop such plans or proposals.

             CDPQ and Sofinov intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by CDPQ or Sofinov to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     (a) With recent transactions, Sofinov is the direct beneficial owner of 1,204,090 shares of Common Stock (the "Sofinov Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Sofinov Shares. The Sofinov Shares represent approximately 5,33% of the 22,608,476 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company.

     (b)     CDPQ has the power to vote and dispose of the Sofinov Shares.

     (c) Except as set forth in this Schedule 13D, none of CDPQ, Sofinov or, to the best knowledge of CDPQ or Sofinov, any person named on
              Schedule I hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

     (d) Except as set forth in this Schedule 13D, no person is known by CDPQ or Sofinov to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Sofinov.

     (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

              1. Joint Filing Agreement dated October 12, 2000 by and between Sofinov and CDPQ.

              2. Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2000


                               SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.


                               By:
                                   --------------------------------------------
                                   Name:  Ginette Depelteau
                                   Title: Corporate Secretary



                               CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.


                               By:
                                   --------------------------------------------
                                   Name:  Ginette Depelteau
                                   Title: General Secretary - Director

                                   SCHEDULE I

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

DIRECTORS               BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION
Jean-Claude Scraire     Caisse de depot et placement du Quebec                   Chairman
                        1981, Avenue McGill College
                        Montreal (Quebec) H3A 3C7

Line Boisvert           Caisse de depot et placement du Quebec                   Director and
                        1981, Avenue McGill College                              Portfolio Manager
                        Montreal (Quebec) H3A 3C7

Jacques M. Brault       Levesque Beaubien Geoffrion Inc.                         Senior
                        1155, Metcalfe, 5e etage                                 Vice-President
                        Montreal (Quebec) H3B 4S9

Denis Dionne            SOFINOV, Societe financiere d'innovation, inc.           President
                        1981, Avenue McGill College
                        Montreal (Quebec) H3A 3C7

Claude Lajeunesse       Ryerson Polytechnic University                           President and Vice
                        350, Victoria Street                                     Chancellor
                        Toronto (Ontario) H2M 2V1

Serge Martin            Martin International                                     President
                        500, Place d'Armes, Suite 2910
                        Montreal (Quebec) H2Y 2W2

Guy Morneau             Regie des rentes du Quebec                               Chairman of the
                        2600 boul. Laurier, bureau 546                           Board and President
                        Quebec (Quebec) G1V 4T3

Normand Provost         Caisse de depot et placement du Quebec                   Vice-President
                        1981, Avenue McGill College                              Coordinator
                        Montreal (Quebec) H3A 3C7

                                   SCHEDULE I

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

DIRECTORS               BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION
Jean-Claude Scraire     Caisse de depot et placement du Quebec                   Chairman
                        1981, Avenue McGill College
                        Montreal (Quebec) H3A 3C7

Denis Dionne            SOFINOV, Societe financiere d'innovation, inc.           President
                        1981, Avenue McGill College
                        Montreal (Quebec) H3A 3C7

Pierre Pharand          SOFINOV, Societe financiere d'innovation, inc.           Vice-President
                        1981, Avenue McGill College
                        Montreal (Quebec) H3A 3C7

Bertrand Lauzon         Caisse de depot et placement du Quebec                   Vice-President,
                        1981, Avenue McGill College                              Finance and Control
                        Montreal (Quebec) H3A 3C7

Ginette Depelteau       Caisse de depot et placement du Quebec                   Secretary
                        1981, Avenue McGill College
                        Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS               BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION
Jean-Claude Scraire     Caisse de depot et placement du Quebec                   Chairman
                        1981, avenue McGill College
                        Montreal (Quebec) H3A 3C7

Guy Morneau             Regie des rentes du Quebec                               Chairman of the Board
                        2600, boul. Laurier, bureau 546                          and President
                        Quebec (Quebec) G1V 4T3

Jean-Claude Bachand     Fraser Milner Casgrain                                   Lawyer
                        1, Place Ville-Marie
                        Bureau 3900
                        Montreal (Quebec) H3B 4M7

Alban D'Amours          La Confederation des Caisses populaires et               President
                        d'economie Desjardins du Quebec
                        100, avenue des Commandeurs
                        Levis (Quebec) G6V 7N5

Luc Bessette            Commission administrative des regimes                    President
                        de retraite et d'assurances
                        475, rue Saint-Amable
                        Quebec (Quebec) G1R 5X3

Rodrigue Biron          Rodrigue Biron & Associes
                        305, chemin de la Place St-Laurent
                        St-Augustin-de-Desmaures
                        Cap-Rouge (Quebec) G1Y 3G9

Yves Filion             Hydro-Quebec                                             Deputy Chief
                        75, boul. Rene-Levesque Ouest                            Executive Officer
                        Montreal (Quebec) H2Z 1A4                                and Chief Financial
                                                                                 Officer

Jean-Yves Gagnon        Societe de l'assurance automobile du Quebec              General Manager
                        333, boul. Jean-Lesage
                        Quebec (Quebec) G1K 8J6

Henri Masse             Federation des travailleurs et travailleuses             President
                        du Quebec
                        545, boul. Cremazie Est, 17e etage
                        Montreal (Quebec) H2M 2V1

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS               BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION
Gilles Godbout          Ministere des Finances                                   Deputy Minister
                        12, rue St-Louis
                        Quebec (Quebec) G1R 5L3

Thomas O. Hecht         Technologies IBEX Inc.                                   Chairman Emeritus
                        5485, rue Pare
                        Montreal (Quebec) H4P 1P7

Marc Laviolette         Confederation des syndicats nationaux                    President
                        1601, rue Delorimier
                        Montreal (Quebec) H2K 4M5

Nicole Trudeau          Commission municipale du Quebec                          Vice-President
                        3, Complexe Desjardins
                        Suite 2603, North Tower
                        Montreal (Quebec) H5B 1B2

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS               BUSINESS ADDRESS                                         PRINCIPAL OCCUPATION
Jean-Claude Scraire     Caisse de depot et placement du Quebec                   Chairman
                        1981, avenue McGill College
                        Montreal (Quebec) H3A 3C7

Fernand Perreault       Same                                                     Senior Vice-president
                                                                                 Caisse Real Estate Group
                                                                                 and Mortgage Investments

Michel Nadeau           Same                                                     Senior Vice-president
                                                                                 Investment Planning and
                                                                                 Strategic Affairs

Ginette Depelteau       Same                                                     General Secretary -
                                                                                 Director

                                  EXHIBIT INDEX

EXHIBIT

1.  Joint Filing Agreement dated October 12, 2000 by and between Sofinov and
    CDPQ.

2. Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales.

                                    EXHIBIT 1

                                    AGREEMENT

         The undersigned hereby agree that this statement on Schedule 13D with respect to beneficial ownership of shares of common stock of Genaissance Pharmaceuticals, Inc. is filed jointly, on behalf of each of them.


Dated: October 12, 2000


                               SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.


                               By:
                                   --------------------------------------------
                                   Name:  Denis Dionne
                                   Title: President


                               By:
                                   --------------------------------------------
                                   Name:  Ginette Depelteau
                                   Title: Corporate Secretary



                               CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.


                               By:
                                   --------------------------------------------
                                   Name:  Michel Nadeau
                                   Title: Senior Vice-president
                                          Investment Planning and
                                          Strategic Affairs


                               By:
                                   --------------------------------------------
                                   Name:  Ginette Depelteau
                                   Title: General Secretary - Director

                                    EXHIBIT 2

                         TABLE OF SALES AND PURCHASES OF
                        GENAISSANCE PHARMACEUTICALS, INC.

------------------------------------------------------------------------------------
                     PURCHASES                SALES                PRICE PER SHARE
DATE              NUMBER OF SHARES       NUMBER OF SHARES        IN CANADIAN DOLLARS
------------------------------------------------------------------------------------
AUGUST 2000
------------------------------------------------------------------------------------
1                     909,090                                            8.18
------------------------------------------------------------------------------------
24                     85,000                                           20.18
------------------------------------------------------------------------------------
25                    120,000                                           25.57
------------------------------------------------------------------------------------
29                     90,000                                           28.35
------------------------------------------------------------------------------------
29                     25,000                                           28.35
------------------------------------------------------------------------------------
29                                            25,000                    28.35
------------------------------------------------------------------------------------